CLEARSIGHT CAPITAL ADVISORS, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2016

NET CAPITAL:	
Total stockholder's equity	$ 921,925
Less:	
Prepaid expenses and other assets	8,219
	8,219
Net capital before haircuts	913,706
Less haircuts	-
Net capital	913,706
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	45,548
Excess net capital	$ 868,158
Aggregate indebtedness	$ 683,220
Ratio of aggregate indebtedness to net capital	.75 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2016.

There was no significant difference between net capital in the FOCUS Part IIA form and the computation above.